
mart
MAPCO


cafe Xpress™

Unlocking Our Potential

Delek US Holdings, Inc. 2007 Annual Report





Company Profile

We are a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a 60,000 barrels per day ("bpd") high conversion, moderate complexity, independent refinery in Tyler, Texas. Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 497 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. We also own a 34.6% minority equity interest in Lion Oil Company, a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery with a design crude distillation capacity of 75,000 barrels per day, and other pipeline and product terminals. The refinery is located in the city of El Dorado in southern Arkansas.







Building Today for Tomorrow's Value


DELEK REFINING



Delek US—Geographic Footprint


Oklahoma City
Wichita Falls
I75
Magnolia
Terminal
Abilene Terminal
Tye Station
Dallas
Abilene
Aledo Terminal
Tyler
San Angelo
San Angelo Terminal
I65


Frankfort
I65
Richmond
Nashville
Chattanooga
I95
Atlanta
Birmingham
I75
Montgomery
ackson
Legend
MAPCO Mart
Delek Marketing
Delek Refining
Properties Owned by Lion Oil Company
Lion El Dorado Pipeline
Magnolia Terminal
Lion Oil Refinery
Lion Oil Terminal

[1] As of December 31, 2007, Delek owned a 34.6% equity interest in Lion Oil.

Unlocking Our Potential

2007 was another successful year for Delek. We furthered our strategic goals by increasing our retail convenience store portfolio and diversifying our refinery holdings through the purchase and integration of 107 convenience stores and the acquisition of a 34.6% equity interest in Lion Oil.

Calfee Acquisition
New Private Label Products
Re-imaging Acquired Stores
New Retail Division in Chattanooga
Began Blending Ethanol at Convenience Stores
Laid Groundwork for Ethanol Blending at Tyler Refinery
Full Year of Marketing Operations

proprietary **made-to-order** food program






enhancing profitability
through capital projects


3392
AmSouth Bank

re-imaging to
new MAPCO mart look


MAPCO mart

Retail

Unlocking Our Potential

Market	# of Stores
Nashville*	113
Memphis*	82
Northern Alabama*	98
Chattanooga*	168
Richmond/Mid-Atlantic	36

497
locations

*Ranked number 1 in designated market by number of stores

We are an industry leader in the southeast, operating a network of 497 retail fuel and convenience stores throughout an eight-state region. We have advanced our brands through the introduction of new private label products and by helping to reduce our country's dependence on oil by currently offering ethanol blended fuel at approximately 85% of our company operated retail fuel and convenience stores.

We are constantly striving to satisfy our customers. In 2007, we completed three store "raze and rebuilds" and retrofitted one existing store using our next generation MAPCO Mart concept. The MAPCO Mart store with GrilleMarx® is designed to offer premium amenities and products. These include a proprietary made-to-order food program, expanded coffee and hot drink bars, an expanded cold and frozen drink area where customers can customize their drink flavors and a walk-in beer cave with an expanded import and microbrew beer section. The stores offer bilingual touch screen ordering machines and customer seating. Following the first new concept stores located in the Nashville market, we opened two new stores in Alabama using the MAPCO Mart brand. We plan to continue our "raze and rebuild" program in these and other of our markets and will utilize the upscale imagery of these next generation stores to continue re-imaging existing locations in 2008.


mart
PEPSI

upscale modern
store fronts



modernizing
for efficiency and reliability





Refining

Unlocking Our Potential

We continually strive to improve the efficiency, and increase the profitability, of our Tyler, Texas refinery. In 2007, we completed several projects and commenced work on four additional projects, including the final phase of our environmental Clean Fuels Program. Three of the projects are designed to provide incremental profitability by allowing the processing of a lower cost, more sour crude slate. We expect these projects to be substantially completed in the fourth quarter of 2008 with the associated upgrade of our FCC reactor to be completed by the end of the first quarter of 2009.

Our refining segment operates a 60,000 bpd, high conversion, moderate complexity independent refinery, along with an associated crude oil pipeline and light products loading facility. Our Tyler refinery is currently located in a niche market and primarily produces high-value transportation fuels. We are the only supplier of refined petroleum products within a radius of nearly 115 miles of our location. Our refinery currently processes primarily light, sweet crude oils, and converts approximately 97% of the crude oil and other feedstocks into salable liquid petroleum products. In addition to locally produced crude oil grades, we are able to access other domestic and foreign crude oils available in Texas and on the Gulf Coast through the connection of owned and leased pipelines to numerous common carrier pipeline systems that converge in Longview, Texas, which enables us to better optimize our crude supply.

Marketing

Unlocking Our Potential

We are pursuing ways to grow the presence of our marketing segment by implementing four key initiatives that we believe will both grow our business and strengthen our core market presence. The four key initiatives are:

- further development and leveraging of our existing marketing and distribution capabilities and experience using the core assets;
- full utilization of our favorable supply contracts with our suppliers;
- development of exchange opportunities between our segments; and
- expansion of our base of operations through acquisitions.

Formed initially in connection with the acquisition of the assets of the Pride Companies, L.P. and its affiliates in August 2006, the marketing segment furthered Delek's strategy of becoming a fully integrated provider of refined products. Our marketing segment owns and operates two refined petroleum product terminals located in Abilene and San Angelo, Texas, seven pipelines, and storage tanks that have a capacity to hold one million barrels of refined product. The pipelines, approximately 114 miles in total length, are primarily between the two terminals and also serve the Dyess Air Force Base located near Abilene, Texas. This segment is responsible for selling unbranded refined products on a wholesale basis in west Texas through a series of company-owned and third-party pipelines.



expanding
our markets

Highlights

Unlocking Our Potential


$857.9
$2,031.9
$3,216.1
$4,097.1
'04
'05
'06
'07

Net Sales
(in millions)


$7.3
$64.1
$93.0
$96.4
'04
'05
'06
'07

Net Income
(in millions)


$55.8
$119.8
$382.2
$512.5
'04
'05
'06
'07

Stockholders' Equity
(in millions)


29.5%
29.8%
30.6%
31.6%
'04
'05
'06
'07

Retail Merchandise Margin


331
349
394
497
'04
'05
'06
'07

Retail Store Count


$109.2
$153.2
$151.9
'05(1)
'06
'07(2)

Refinery Contribution Margin
(in millions)

(1) Includes 247 days of operations.
(2) Includes a full year of marketing fees paid by Delek Refining to Delek Marketing.

Sources of Crude—Tyler Refinery


Foreign Sweet/
Other Domestic 1.8%
West Texas Sour 7.7%
West Texas Intermediate 38.4%
East Texas 52.1%

Product Slate—Tyler Refinery


Other 5.2%
Petrochemicals,
LPG, NGLs 3.9%
Diesel/Jet 36.6%
Gasoline 54.3%

Shareholders

Unlocking Our Potential

In 2007, we demonstrated our commitment to current and future growth. Our diversified business model and strong balance sheet allowed us to profitably grow the business and make the investments necessary to enhance future growth.

Capitalizing on Opportunity

In 2007, our goal was to increase the reliability and profitability of our refinery. We commissioned an electric power station to provide us a more reliable independent power supply. We also upgraded our Merox unit, allowing the production of up to 6,400 bpd of jet fuel.

We initiated the construction of our gasoline hydrotreater, representing the final phase of our Clean Fuels Capital Program. With the completion of our gasoline hydrotreater, we believe that, in the near term, we will be able to increase our processing of cheaper sour crude oil to approximately 10% of our total crude throughputs.

In an effort to further offset the rising price of crude oil and increase the profitability of our refinery, we began the engineering and construction of three different crude optimization projects that will allow us to further increase our processing of sour crude to approximately 25%. We expect to receive some of the benefit from these projects in 2008 and anticipate receiving the full benefit of these projects in 2009.

We diversified our refining holdings by acquiring a 34.6% equity investment in Lion Oil Company, a privately held company that owns and operates a 75,000 barrel per day, high conversion crude oil refinery in El Dorado, Arkansas, three crude oil pipelines and two refined petroleum products terminals in Memphis and Nashville, Tennessee.

The dedicated team at our retail segment produced another year of growth in 2007. Through their efforts, we increased our merchandise margin by 100 basis points to 31.6% and continued to grow same-store sales. We acquired and successfully integrated 107 retail fuel and convenience stores and added to our new core market in Chattanooga, Tennessee, where we are the market leader.

Certain of the programs initiated in 2007 are preparing us for additional future growth. For the first time we took our new MAPCO Mart concept store outside our Tennessee market, by opening stores in our Alabama markets. Through the hard work of a dedicated retail marketing team, we initiated a program to provide a newer, fresher look to our private label product packaging. We believe this new look will provide our customers with a larger, more diverse offering. We have also implemented plans to re-image acquired stores into our upscale MAPCO Mart look and have a goal of re-imaging 60–80 stores in 2008.

We took advantage of our first full year of operations in our marketing segment by increasing our current market penetration and expanding into several additional markets in the region. We were able to increase the size of this segment's credit facility, in a difficult environment, which we believe will provide us even greater flexibility and opportunities going forward.

Finally, 2007 saw us take another major step toward enhancing future growth, profitability and helping to reduce our nation's dependence on oil. In December, we introduced E10, a blend of 10% ethanol and 90% conventional gasoline, into our Tennessee markets. We plan to continue to increase the number of stores that offer E10. In addition to introducing E10 to our convenience store markets, we began offering E10 blended gasoline at our Tyler, Texas refinery on January 1, 2008. In 2008, we will also pursue the opportunity to offer E10 blended gasoline in our West Texas operations.

Looking Ahead

Our results and accomplishments in 2007 have proven that our diversified business model and our strategic initiatives are solid. As we look ahead, we will continue to focus on the strategic initiatives that have driven the success of Delek in previous years by continuing to:

- focus on health, safety and environmental compliance;
- pursue acquisition opportunities that strengthen our core markets and leverage our core competencies;
- modernize, grow and improve the profitability of our operations through carefully evaluated capital investments;
- develop and refine innovative information technology applications for all business segments;
- provide value to our customers and employees by delivering a high level of customer service standards; and
- demonstrate a prudent and scalable capital structure.

We anticipate that 2008 will provide many challenges and opportunities for us as a company. However, we believe that the solid foundation we have built will guide us through the challenges and provide rewards for the opportunities.

Making It Possible

Our ability to achieve success in 2007 was an impressive feat for Delek and its dedicated team of employees. In just a short period of time, we have created a successful company that has delivered solid earnings and returns to shareholders. I assure you that all of us here at Delek are committed to these core principles. I would like to especially thank our employees, who, through their hard work and dedication, make a difference every day. I believe the strength of our Company and our commitment to customer service at all levels of business will allow us to increase our market share and maximize shareholder value.

Thank you for all your support, past, present and future.

Sincerely,



Ezra Uzi Yemin
President & Chief Executive Officer

Our People

Unlocking Our Potential

Directors:

Ezra Uzi Yemin
Gabriel Last
Asaf Bartfeld
Zvi Greenfeld
Carlos E. Jordá
Charles H. Leonard
Philip L. Maslowe

Management:



Ezra Uzi Yemin
President & Chief Executive Officer
of Delek US Holdings, Inc.



Frederec Green
President & Chief Operating Officer
of Delek Refining, Inc.



Lynwood Gregory
Senior Vice President of Delek US Holdings, Inc.
& Executive Vice President & Chief Operating
Officer of MAPCO Express, Inc.



Pete Daily
Vice President & Chief Operating Officer
of Delek Marketing & Supply, Inc.



Edward Morgan
Vice President & Chief Financial Officer
of Delek US Holdings, Inc.



Assi Ginzburg
Vice President of Strategic Planning
of Delek US Holdings, Inc.



Paul Pierce
Vice President of Marketing
of MAPCO Express, Inc.



Joane Walker
Vice President & Chief Accounting Officer
of Delek US Holdings, Inc.



John Colling
Vice President & Treasurer
of Delek US Holdings, Inc.



Kathy Roadarmel
Vice President of Human Resources
of Delek US Holdings, Inc.



Mike Norman
Vice President of Environmental
& Regulatory Affairs
of Delek Refining, Inc.



Charles Williams
Vice President of Trading & Supply
of Delek Refining, Inc.



Kent Thomas
General Counsel & Secretary
of Delek US Holdings, Inc.

Delek US Holdings Corporate Information

Headquarters:
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

Stock Exchange Listing:
New York Stock Exchange
Ticker Symbol: DK

Annual Meeting:
Thursday, May 1st, 2:00 p.m. at the Brentwood Library, 8109 Concord Road, Brentwood, TN 37027

Auditors:
Ernst & Young, LLP
Nashville, TN

Transfer Agent:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(718) 921-8208

Form 10-K:
The company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by writing:

Investor Relations
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

Safe Harbor Provisions Regarding Forward-Looking Statements: This annual report contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning our current estimates, expectations and projections about our future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are "forward-looking statements," as that term is defined under the federal securities laws.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: our competitive position and the effects of competition; the projected growth of the industry in which we operate; changes in the scope, costs, and/or timing of capital projects; management's ability to execute its strategy of growth through acquisitions and transactional risks in acquisitions; general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States; risks and uncertainties with respect to the quantities and costs of crude oil, the costs to acquire feedstocks and the price of the refined petroleum products we ultimately sell; potential conflicts of interest between our majority stockholder and other stockholders; and other risks contained in our filings with the Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

(615) 771-6701

delekus.com

END